UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
of the
SECURITIES EXCHANGE ACT OF 1934

Date of Event Requiring Report: March 3, 2005

CAPITAL HILL GOLD INC.
(Exact name of registrant as specified in its charter)

FLORIDA
(State or other jurisdiction of incorporation or organization)

000-32375	650067192
(Commission File Number)	(IRS Employer Identification Number)

Daniel Enright, Chief Executive Officer

1403 East 900 South, Salt Lake City, Utah, 84105

(Address of principal executive offices)

(801) 582-9609

(Registrant's telephone number, including area code)

N/A

(Former Name or Former Address, If Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01.   ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

On March 3,2005, Capital Hill Gold, Inc. ("Company") pursuant to a Mining Option Agreement ("Agreement"), granted an option to Mercantile Gold Company ("MGCP"), a Delaware corporation, trading on the OTC.BB exchange under the symbol "MGCP", to acquire fifty percent (50%) of the Company's option to acquire forty-two mineral unpatented claims (claim name Victor 1-42 inclusive) and the NE & NW half of Section 9, and the surface rights with an option to purchase an additional 453 acres on Section 4 located in Cochise County Arizona ("Property").

Under the terms of the Agreement MGCP is requred to pay via certified check, bank draft or wire transfer, the sum of twenty-five thousand (US$25,000) to the Company, said payment to be non-refundable and credited against minimum exploration expenditures. Further, MGCP is required to continue to investigate and evaluate the economic and technical feasibility of processing the gold-bearing surface alluvium material overlying the lode resources on the Property. Should an economic reserve be delineated, and an independent feasibility study recommend commercial development, then Mercantile Gold would be obligated to contribute equipment and working capital valued at two million dollars (US$2,000,000), sufficient to place the Property into production at an operating rate of up to 150 tons per hour. MGCP is also required to spend within twelve (12) months of the date of the Agreement, a minimum of US$250,000 on the further exploration and development of the Property.

ITEM 5.01   CHANGES IN CONTROL OF REGISTRANT

On February 9, 2005, the Company was made aware of Stock Purchase Agreement ("Stock Purchase") between Capital Hill Resources Ltd., a privately held corporation based corporation based in Alberta, Canada ("Capital") and Elephant Capital LLC., a privately held limited liability company based in Colorado, United States of America ("Elephant") whereby Capital sold twelve million (12,000,000) shares or fifty nine percent (59%) of the Company's common stock and one hundred percent (100%) of Capital's Net Smelter Royalty (NSR) to Elephant for a total of seven hundred thousand dollars ($700,000) in the form of a promissory note. The terms of the Stock Purchase require that Capital place the 12,000,000 shares of the Company's common stock into escrow to be released upon payment in full of the obligation evidenced by the promissory note.

ITEM 5.02   DEPARTURE OF DIRECTORS OR PRINCIPAL OFFICERS; ELECTION OF DIRECTORS; APPOINTMENT OF PRINCIPAL OFFICERS

(a)   Effective March 4, 2005, the board of directors of the Company accepted the resignation of Peter Holeczek as a member of the Company's board of directors.

Effective March 4, 2005, the board of directors of the Company accepted the resignation of Kent Carasquero as a member of the Company's board of directors.

(b)   Effective March 4, 2005, the board of directors of the Company accepted the resignation of Kent Carasquero as the Company's chief executive officer and chief financial officer.

(c)   Effective March 4, 2005, the board of directors appointed Daniel Enright as the Company's chief executive officer, chief financial officer and president.

Mr. Enright, attended Western State College of Colorado in pursuit of a degree in geology. Since 2004, Mr. Enright has been the president of International Auction Group, Inc and since 1998 the chief financial officer of TI Communications. During the 1990's Mr. Enright had success in building Casino Exporess Services a multi-million dollar transportation company. In the 1980's he was Vice President of Western Consolidated Energy writing limited partnerships for gas/energy conversion, served as production manager with The Mining and Chemical Corp., and was a consultant for Advanced Agritech Inc. Mr. Enright has acute working knowledge of public markets, the Securities and Exchange Commission and the National Association of Securities Dealers. His knowledge includes financial strategies, accounting, budgeting, corporate legal, contract negotiation, tax matters and financial offerings. In addition, he has working knowledge of institutional, state, federal and municipality transactions and governance. Mr. Enright has also held clearance levels with Department of Defence, Hazmat and Firearm Certification.

The Company has entered into an employment agreement with Mr. Enright. Pursuant to the employment agreement, Mr. Enright will be paid three thousand dollars (USD $3000.00) per month and five percent (5%) of the Company's common shares on a non-dilutive basis. Other than Mr. Enright's employment agreement, he has not entered into any related transactions with the Company.

(d)   Effective March 4, 2005, the Company appointed Mr. Enright as the sole member of the board of directors to serve until the Company's next Annual Meeting of Stockholders.

The appointment of Mr. Enright to the Company's board of directors was not based on any prior understanding or arrangement.

The Company has not entered into any related transactions with Mr. Enright other than an employment agreement dated March 4, 2005.

ITEM 8.01.   OTHER EVENTS

On February 14, 2005 the holders of the majority of the outstanding common shares of the Company effected a consolidation of the Company's share capital, on an twenty to one (20-1) basis.

The corporate actions take were authorized pursuant to shareholders written consent in accordance with the provisions set forth in Section 607 of the General Corporation Law of the State of Florida and Article 1.4 of the Company's bylaws.

The reverse split was made effective as of the open of business on February 28, 2005 in coordination with the Company's transfer agent and the Over the Counter Bulletin Board. The effect was to decrease the number of the Comapny's common shares issued and outstanding from 20,470,000 to 1,023,500.

The Company's symbol on the the Over the Counter Bulletin Board changed from "CAGI" to "CHGI".

ITEM 9.01   FINANCIAL STATEMENTS AND EXHIBITS

The following exhibit is included:

Exhibit No.	Page No.	Description
10	5	Mining Option Agreement dated March 3, 2005 between the Company and Mercantile Gold Company

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CAPITAL HILL GOLD, INC.

By:
/s/ Daniel Enright
Daniel Enright
Chief Executive Officer and Chief Financial Officer

Dated: March 9, 2005

EXHIBIT 10

MINING OPTION AGREEMENT

THIS AGREEMENT dated for reference the 3rd day of March, 2005

AMONG:

> **Mercantile Gold Company,** a company duly incorporated pursuant to the laws of the State of Delaware, trading on the OTC exchange under the symbol "MGCP", and having a mailing address of P.O. Box 723, Evergreen, Colorado 80437;
>
> (hereinafter referred to as "Mercantile Gold")

OF THE FIRST PART

AND:

> **Capital Hill Gold, Inc.**, a company duly incorporated pursuant to the laws of the State of Florida, trading on the OTC-BB exchange under the symbol "CAGI", and having executive offices in 1403 East 900 South, Salt Lake City, Utah, 84105
>
> (hereinafter referred to as "Capital Hill")

OF THE SECOND PART

WHEREAS:

> **(A)   Capital Hill holds three mineral leases / options to acquire a one hundred percent (100%) interest in the Mexican Hat gold project situated in the Turquoise Mining District, Cochise County, Arizona. The legal description and location of these mining claims (hereinafter referred to as the "Property") is more particularly described in Exhibit "A" attached hereto; and,**

 (B)   Capital Hill has agreed to grant to Mercantile Gold an exclusive option to acquire fifty percent (50%) of Capital Hill's rights, title and interests in and to the Property, subject to the terms and conditions hereafter set out.

NOW THEREFORE, THIS AGREEMENT WITNESSES that for and in consideration of such good and valuable consideration now paid by Mercantile Gold to Capital Hill, the receipt and sufficiency whereof is hereby acknowledged by Capital Hill, the parties agree as follows:

[remainder of page left blank]

ARTICLE 1 - INTERPRETATION

1.1   Interpretation

In this Agreement, unless otherwise provided:

(a)   "**Business Day**" means a day, other than a Saturday or a Sunday, on which the main branch of the Federal Reserve Bank of the United States of America is open for the transaction of business;

(b)   "**Option**" means the option to acquire all right, title and interest of the Capital Hill in and to the Property as provided in ARTICLE 3; and,

(c)   "**Property**" means the mining claims described in Exhibit "A" hereto, and shall include any renewal thereof and any other form of successor or substitute title therefore and shall also include all data, reports and geological information in the possession of Capital Hill.

1.2   Currency

All dollar amounts expressed herein shall be currency of the United States of America.

1.3   Exhibits

Exhibit	Description
A	Legal Description of Property / Location Map
B	Mining Lease Agreement Dated December 17, 2002 By And Between Manuel R. Hernandez & Norman A. Pearson (covering the Victor #1 - #42 unpatented BLM mining claims in Section 4 T19S R25E)
C	Mining Lease Agreement Dated February 28, 2003 By And Between Manuel R. Hernandez & Norman A. Pearson
D	Surface Mineral Rights Lease Agreement Dated July 1, 2003 By And Between Kay B. Graham & Norman A. Pearson

ARTICLE 2 - REPRESENTATIONS AND WARRANTIES

2.1   Mutual Representations and Warranties

Each of Mercantile Gold and Capital Hill represents and warrants to one another and the other parties hereto that:

(a)   it is a body corporate duly incorporated or continued, organized and validly subsisting under the laws of its incorporating or continued jurisdiction; and,

(b)   it has full power and authority to carry on its business and to enter into this Agreement and any agreement or instrument referred to or contemplated by this Agreement; and,

(c)   all corporate authorizations have been obtained for the execution of this Agreement and for the performance of its obligations hereunder; and,

(d)   no proceedings are pending for and it is unaware of any basis for the institution of any proceedings leading to its dissolution or winding-up.

2.2   Capital Hill's Representations and Warranties

Capital Hill represents and warrants to Mercantile Gold that:

(a)   to the best of Capital Hill's knowledge, information and belief the mining claims comprising the Property are accurately described in Exhibits A, B, C and D, have been properly and legally staked, recorded and tagged, are presently in good standing under the laws of the jurisdiction in which they are located, and are free and clear of all liens, charges and encumbrances (save for three working capital loans made to Capital Hill in 2004 by third parties, representing an aggregate debt of approximately US$50,000 that matures during 2Q, 3Q & 4Q 2005 and which Capital Hill has given to the lenders as security a general lien on all Capital Hill corporate assets);

(b)   Capital Hill has the exclusive right to enter into this Agreement and to dispose of an interest in the Property in accordance with the terms of this Agreement;

(c)   Capital Hill is the legal and beneficial owner of an Option to acquire the Property described in Exhibits A-D;

(d)   there is no adverse claim or challenge against or to the ownership of or title to any of the mining claims comprising the Property, nor to the knowledge of Capital Hill is there any basis therefore or interest therein, and there are no outstanding agreements or options to acquire or purchase the Property or any portion thereof, and no person other than Mercantile Gold, pursuant to the provisions hereof, has any royalty or other interest whatsoever in production from any of the mining claims comprising the Property;

(e)   there are no proceedings are pending for and Capital Hill are unaware of any basis for the institution of any proceedings leading to the placing of the Capital Hill into bankruptcy or subject to any other laws governing the affairs of insolvent persons;

(f)   to the best of Capital Hill's knowledge, the Property and its existing and prior uses comply and have at all times complied with, and Capital Hill is not in violation of, and has not violated, in connection with the use, maintenance or operation of the Property, any applicable federal, provincial, municipal or local laws, regulations, orders or approvals relating to its operations on the Property and environmental or similar matters;

(g)   there are no orders or directions relating to environmental or similar matters requiring any work, repairs, construction or capital expenditures with respect to the Property and the conduct of the business related thereto, nor has Capital Hill received any notice of such;

(h)   no hazardous or toxic materials, substances, pollutants, contaminants or wastes have been released into the environment, or deposited, discharged, placed or disposed of at, on or near the Property as a result of Capital Hill's operations carried out on the Property, nor, to the best of Capital Hill's knowledge, have any of the above occurred nor has the Property been used at any time by any person as a person as a landfill or waste disposal site;

(i)   to the best of Capital Hill's knowledge

(i)   no notices of any violation or apparent violation of any of the matters referred   to in subparagraphs (g) and (h) relating to the Property or its use have been   received by Capital Hill; and,

(ii)   there are no writs, injunctions, orders or judgments outstanding, no law suits, claims proceedings or investigations pending or threatened, relating to the use, maintenance or operation of the Property, whether related to environmental or similar matters, or otherwise, nor, to the knowledge of Capital Hill, is there any basis for such law suits, claims, proceedings or investigations being instituted or filed.

2.3   Survival of Representations and Warranties

The representations and warranties contained in this ARTICLE are conditions on which the parties have relied in entering into this Agreement and shall survive the execution hereof and the acquisition of any interest in the Property by Mercantile Gold hereunder and each party will indemnify and save the other harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement or condition made by them and contained in this Agreement. A party may waive any of such representations, warranties, covenants, agreements or conditions in whole or in part at any time without prejudice of its right in respect of any other breach of the same or any other representation, warranty, covenant, agreement or condition.

[remainder of page left blank]

ARTICLE 3 - OPTION TO ACQUIRE THE PROPERTY

3.1   Grant of Option

Subject as hereinafter provided, the Capital Hill hereby grants to Mercantile Gold, either directly or through a wholly-owned subsidiary, the sole and exclusive right to acquire an undivided fifty percent (50%) right, title and interest in and to the Option on the Property free and clear of all charges, encumbrances and claims, save for the loan agreements, underlying leases ,accompanying NSR royalty interests (more fully described in Exhibits B, C and D).

3.2   Initial Payment

Within ten (10) Business Days of signing this Agreement, Mercantile Gold shall pay via certified check, bank draft or wire transfer, the sum of twenty-five thousand (US$25,000) to Capital Hill (the "Initial Payment"), said payment to Capital Hill understood by Mercantile Gold to be non-refundable and credited against the minimum exploration expenditures detailed in Section 3.4.

Upon receipt of the Initial Payment, Capital Hill shall immediately deliver to Mercantile Gold copies of all geologic reports, technical data and maps specific to the Property (collectively, the "Data") in the possession of Capital Hill not yet provided to Mercantile Gold.

Failure to make the Initial Payment or provide a copy of the Data shall constitute an irrevocable breach of this Agreement and render the provisions thereof null and void; except that Mercantile Gold shall be bound by any outstanding obligations provided for herein.

3.3   Further Payments to be Made by Mercantile Gold

In order to keep the Property in good standing and complete its purchase of a fifty percent (50%) interest in the Property, Mercantile Gold shall make further payments to Capital Hill according to the following schedule, said payments representing Mercantile Gold's one-half share of the quarterly and annual lease payments required pursuant to the underlying lease and option agreements attached as Exhibits B, C and D:

Payment Due Date	Amount Due	Payable To / For What
January 15th	US$ 200	Kay B. Graham / July 2002 lease
February 15th	US$ 200	Kay B. Graham / July 2002 lease
February 15th	US$ 200	Kay B. Graham / July 2002 lease
March 14th	US$2,250	Manuel R. Hernandez / December 2002 lease
March 15th	US$ 200	Kay B. Graham / July 2002 lease
April 15th	US$ 200	Kay B. Graham / July 2002 lease

Payment Due Date	Amount Due	Payable To / For What
May 15th	US$ 200	Kay B. Graham / July 2002 lease
June 14th	US$2,250	Manuel R. Hernandez / December 2002 lease
June 15th	US$ 200	Kay B. Graham / July 2002 lease
July 15th	US$ 200	Kay B. Graham / July 2002 lease
August 15th	US$ 200	Kay B. Graham / July 2002 lease
September 14th	US$2,250	Manuel R. Hernandez / December 2002 lease
September 15th	US$ 200	Kay B. Graham / July 2002 lease
October 15th	US$ 200	Kay B. Graham / July 2002 lease
November 15th	US$ 200	Kay B. Graham / July 2002 lease
December 14th	US$2,250	Manuel R. Hernandez / December 2002 lease
December 15th	US$ 200	Kay B. Graham / July 2002 lease

3.4   Other Good and Valuable Considerations to be Provided by the Parties

Mercantile Gold further agrees to pay reasonable legal costs incurred by Capital Hill's counsel related solely to the review of this Agreement as required for Capital Hill to convey and / or assign fifty percent (50%) of its rights, interests and obligations in the Property pursuant to this Agreement. Capital Hill and / or its legal counsel shall submit invoices documenting and detailing such work no later than March 31, 2005.

Mercantile Gold agrees, as part of its on-going exploration and development work on the Property, to continue to investigate and evaluate the economic and technical feasibility of processing the gold-bearing surface alluvium material overlying the lode resources on the Property. Should an economic reserve be delineated, and an independent feasibility study recommend commercial development, then Mercantile Gold would be obligated to contribute equipment and working capital valued at two million dollars (US$2,000,000), sufficient to place the Property into production at an operating rate of up to 150 tons per hour.

Furthermore, Mercantile Gold agrees to spend within twelve (12) months of the date of this Agreement, a minimum of US$250,000 on the further exploration and development of the Property (the "Exploration Program").

The Exploration Program will be designed, funded and managed by Mercantile Gold. Capital Hill will take the lead in permitting the Property for exploration trenching and drilling; Mercantile Gold will cover all permitting costs with Capital Hill getting pre-approval of expenditures. The exact scope of work of the 2005 Exploration Program is to be determined, but will likely include significant check sampling (surface + trenches), twinning one or more trenches, RVC or churn drilling, bulk sampling, metallurgical testing (to determine actual gold recoveries, determine distribution of un-recovered gold, fine-tune processing flow sheet), capital and operating cost estimations, a complete title opinion on the Mexican Hat property, etc.

Mercantile Gold agrees to provide Capital Hill with copies of all technical / exploration data generated as a result of its work on the Property as such information is received by Mercantile Gold; however, the release of interpretive information shall be made at the sole discretion of Mercantile Gold.

3.5   Increasing Land Position

Within one hundred eighty (180) days of the date herein, Mercantile Gold will notify Capital Hill of additional ground within the Area of Influence (see ARTICLE 10) that it wishes to stake and incorporate into the Property; this new ground will likely include, but not be limited to areas in Sections 3, 10 and other areas to the west of the Property. Any ground not identified for staking and inclusion within the Property venture within the one hundred eighty (180) day period shall be deemed to be forever excluded from the Area of Influence.

Mercantile Gold will pay for the full costs of staking and acquiring additional ground within the Area of Influence. The new ground would be jointly acquired and owned fifty percent (50%) each by Mercantile Gold and by Capital Hill.

3.6   Interest in Property & Royalty Interest

So long as Mercantile Gold makes the payments as described in ARTICLE 3, Sections 3.2, 3.3 and 3.4, and keeps the Property in good standing as provided herein, and fulfills all other obligations provided for by this Agreement; Mercantile Gold shall hold a fifty percent (50%) right, title and interest in and to the Property) free and clear of all charges, encumbrances and claims, save for the ongoing lease payments and royalty interests as detailed in Exhibits B, C and D.

3.7   Right of Entry During the Option

Throughout the term of the Agreement, the Directors and Officers of Mercantile Gold and its agents and contractors, shall have the sole and exclusive right in respect of the Property to:

(a)   enter thereon;

(b)   have exclusive and quiet possession thereof;

(c)   do such prospecting, exploration, development, drilling and/or other mining work thereon and thereunder as Mercantile Gold in its sole discretion may determine advisable and including, without limitation the removal of ores, minerals and metals from the Property but only for the purpose of testing; and,

(d)   bring upon and erect upon the Property buildings, plant, machinery and equipment as Mercantile Gold may deem advisable, so long as such improvements are in compliance with applicable County, State, and Federal regulations.

Capital Hill may, at its own risk and expense, enter upon the Property to inspect the same at times and upon adequate notice to Mercantile Gold, provided that such entry shall not unreasonably or unnecessarily hinder or interrupt the operations of Mercantile Gold.

3.8   Transfer of Property Rights and Interests

Subsequent to signing, the parties understand that Mercantile Gold may, at its sole option, assign its rights, interests, duties, responsibilities and obligations (related to the Property and this Agreement) to one or more wholly-owned subsidiaries. All parties to this Agreement pledge to execute any and all such documentation as may be necessary to facilitate the transfer of this Agreement to Mercantile Gold's new subsidiary.

Upon Mercantile Gold fulfilling all of its obligations under this Agreement, Capital Hill shall deliver to Mercantile Gold duly executed transfers of the Property in favor of Mercantile Gold, which Mercantile Gold may record at its cost with the appropriate government office to effect legal transfer of the Property into the name of Mercantile Gold or an Associated Company, it being understood that the transfer of legal title to Mercantile Gold is contingent upon and subject to Mercantile Gold fulfilling all of its obligations under this Agreement.

Lastly, concurrent with signing this Agreement, Capital Hill shall demonstrate to the satisfaction of Mercantile Gold that it has the power and authority to assign / option / joint venture fifty percent (50%) of its rights, interests and obligations in the Property pursuant to the underlying agreements incorporated as Exhibits B, C and D.

3.9   Obligations of Capital Hill & Mercantile Gold During the Term of the Agreement

During the term of this Option Agreement:

(a)   As provided for in Section 3.3, Mercantile Gold shall pay fifty percent (50%) of the costs of maintain in good standing the mining claims comprised in the Property by the payment of one-half of the annual assessment fees, taxes and rentals (said payments to be made to Capital Hill on the first Business Day of each month in which the monthly payments detailed in Section 3.3 are due), and the performance of all other actions which may be necessary in that regard and in order to keep such mining claims free and clear of all liens and other charges arising from Mercantile Gold's activities thereon, save and except for liens in respect of taxes not yet due, other inchoate liens and liens contested in good faith by Capital Hill;

(b)   permit the directors, officers, employees and designated consultants of Capital Hill, at their own risk, access to the Property at all reasonable times, provided that the Capital Hill shall indemnify Mercantile Gold against and save it harmless from all costs, claims, liabilities and expenses that Mercantile Gold may incur or suffer as a result of any injury (including injury causing death) to any director, officer, employee or designated consultant of Capital Hill while on the Property provided however that Mercantile Gold will not be indemnified nor held harmless for any costs, claims, liabilities or expenses resulting from Mercantile Gold's negligence, gross negligence or misconduct;

(c)   Mercantile Gold shall deliver to Capital Hill, on a regular basis, copies of all technical work carried out on the property (limited to factual matters only), including, but not limited to, up-to-date geological, sampling and drill hole location maps, drill logs, assays, copies of all permitting documents and other factual technical data describing the results of work done by Mercantile Gold on the Property;

(d)   Mercantile Gold shall undertake work on the Property, including any reclamation work, in a careful and miner-like manner and in compliance with all applicable laws, rules, regulations, orders and ordinances of any governmental authority and will promptly carry out, at its own expense, environmental clean-up required by any state or federal regulatory body as a consequence of its exploration or mining activities carried out on the Property; and,

(e)   Mercantile Gold shall indemnify and hold Capital Hill harmless from any claims, demands, liabilities or laborer's, mechanic's or other liens arising out of Mercantile Gold's' activities on the Property.

3.10   Termination of the Agreement

Notwithstanding any other provisions contained in this Agreement, the parties hereto acknowledge that this Agreement is an option only and that Mercantile Gold may terminate this Agreement at any time, so long as it is not in default of any of its obligations under this Agreement, by giving thirty (30) days notice to that effect to Capital Hill, and, thirty (30) days after receipt of such notice by Capital Hill, this Agreement shall be of no further force or effect, and Mercantile Gold shall have no interest in the Property and shall have no further obligations hereunder, save and except that it shall:

(a)   deliver to Capital Hill within sixty (60) days of termination of this Agreement, a comprehensive report on all work carried out by Mercantile Gold on the Property (limited to factual matters only) together with all drill core, assay pulps, copies of all maps, drilling logs, assay results, copies of all permitting documents and other factual technical data compiled by Mercantile Gold with respect to the Property and not before furnished to Capital Hill;

(b)   with Mercantile Gold's obligations fulfilled under this Agreement, have the right, within a period of one hundred eighty (180) days following such termination, to remove from the Property all temporary structures, plant, equipment, machinery, tools, appliances and supplies erected, installed or brought upon the Property by or on behalf of Mercantile Gold, and any such property not removed within such 180-day period shall thereafter become the property of Capital Hill; and,

(c)   deliver to Capital Hill within thirty (30) days of termination of this Agreement, an acknowledgment of abandonment and release of any interest in any additional mining claims acquired or staked by Mercantile Gold within the Area of Influence (as defined herein), together with a quitclaim, bill of sale or other such legal instrument whereby a 100% right, title and interest in and to such mining claims is transferred to Capital Hill or their nominee or nominees, free and clear of all liens or charges arising from Mercantile Gold's activities on said claims.

ARTICLE 4 - ASSIGNMENT

4.1   Assignment

(a)   Mercantile Gold will not, except in accordance with the provisions of Section 4.1 of this Agreement, and provided that such assignees agree to be bound by the terms hereof, assign this Agreement during the term of the Option;

(b)   Mercantile Gold may:

(i)   assign this Agreement or any portion of its interest in the Property to an Associated Company or a third party provided that such Associated Company or third party first assumes and agrees to be bound by the terms of this Agreement;

(ii)   with Capital Hill's prior approval, which shall not be withheld without factual data demonstrating the assignee to be unqualified to fulfill Mercantile Gold's obligations under this Agreement or under felony indictment, assign this Agreement or any portion of its interest in the Property to a party other than an Associated Company or third party, provided that such assignee first assumes and agrees to be bound by the terms of this Agreement;

whereupon Capital Hills agree that Mercantile Gold shall be released and discharged from their obligations and liabilities under this Agreement, provided that Mercantile Gold has fulfilled all such obligations and liabilities which have arisen during and as a result of their activities under this Agreement; prior to making such assignment, Mercantile Gold shall first fulfill all obligations and commitments pursuant to Section 3.10.

4.2   Assignment In The Event Of Adverse Judgment(s) Against Mercantile Gold

Notwithstanding any other provisions contained in this Agreement, the parties hereto acknowledge and agree that, as a publicly-traded corporation, that Mercantile Gold could potentially be subject to adverse legal, regulatory and / or financial judgments or actions, including, but limited to: Chapter 13, 11 or 7 bankruptcy filings, cease-trade orders, liens placed against the assets of Mercantile Gold, adverse civil judgments related to activities of the prior management of the public company (d/b/a AMC American Music Corp. and CADItec International, Inc.), and that the occurrence of any one (or more) of these events would be considered a "Qualifying Event", the occurrence of which would have a negative and lasting impact development of the Property's development and Mercantile Gold's ability to fulfill the terms of this Agreement.

Should a Qualifying Event occur, all parties to this Agreement understand and approve in advance the immediate assignment of this Agreement from Mercantile Gold to Salzburg Holdings LLC ("Salzburg"), a privately-held Limited Liability Corporation, with the understanding that Salzburg would be bound by the terms of this Agreement as outlined herein, and would be credited with all property payments (per Sections 3.2 and 3.3) made by Mercantile Gold as of the date of the Qualifying Event.

ARTICLE 5 - FORCE MAJEURE

5.1   Events

No party will be liable for its failure to perform any of its obligations under this Agreement due to a cause beyond its control (except those caused by its own lack of funds) including, but not limited to: acts of God, fire, flood, explosion, strikes, lockouts or other industrial disturbances; laws, rules and regulations or orders of any duly constituted court or governmental authority; or non-availability of materials or transportation (each an "Intervening Event").

5.2   Effect of Intervening Events

All time limits imposed by this Agreement will be extended by a period equivalent to the period of delay resulting from an Intervening Event described in this ARTICLE 5.

5.3   Obligation to Remove Intervening Events

A party relying on the provisions of this ARTICLE 5 will take all reasonable steps and use due diligence to eliminate any Intervening Event and, if possible, will perform its obligations under this Agreement as far as practical, but nothing herein will require such party to settle or adjust any labor dispute or to question or to test the validity of any law, rule, regulation or order of any duly constituted court or governmental authority or to complete its obligations under this Agreement if an Intervening Event renders completion impossible.

5.4   Giving Notice

A party relying on the provisions of this ARTICLE 5 shall give notice to Capital Hill within five (5) Business Days of the occurrence of the Intervening Event, and within five (5) Business Days after the end of the period of delay when such Intervening Event has been eliminated or rectified.

ARTICLE 6 - SURRENDER OF PROPERTY INTERESTS

6.1   Abandonment

Mercantile Gold may, at any time during the term of the Agreement, elect to abandon any one or more of the mining claims comprised in the Property by giving notice to Capital Hill (by certified mail) of such intention at least sixty (60) days prior to such abandonment.

Within ten (10) days of such abandonment, Mercantile Gold shall deliver to Capital Hill a quitclaim agreement as well as providing proof to Capital Hill that such claims are in good standing with the Bureau of Land Management ("BLM") and Cochise County, Arizona for period of one (1) year from the date of delivery of the quitclaim document. Upon any such transfer and delivery of proof of good standing as described above, the mining claims so transferred shall for all purposes of this Agreement cease to form part of the Property.

ARTICLE 7 - DISCLOSURE OF INFORMATION

7.1   Consent to Disclosure

Both Mercantile Gold and Capital Hill consent to the disclosure of any and all such information related to the Property and this Agreement as required by law or by the rules and regulations of any regulatory authority having jurisdiction over the Property and / or the parties to this Agreement. Consent to disclosure of information generated in the normal course of exploration and development of the Property shall not be unreasonably withheld by one party when the other party wishes to disclose such information for purposes of complying with public company disclosure requirements.

7.2 Fraudulent or Negligent Disclosure

Mercantile Gold shall not be liable to Capital Hill for the fraudulent or negligent disclosure of information by any of its employees, servants or agents, provided that Mercantile Gold shall have taken reasonable steps to ensure the preservation of the confidential nature of such information.

7.3 Information in Public Domain

The provisions of this ARTICLE 7 do not apply to information that is or becomes part of the public domain other than through a breach of the terms hereof.

7.4 Request to Disclose Information in News Releases

Where a request is made for permission to disclose confidential information hereunder, Capital Hill shall reply to Mercantile Gold within two (2) Business Days after receipt of such request, failing which Capital Hill shall be deemed to have consented to such disclosure in the limited circumstances specified in such request.

ARTICLE 8 - JURISDICTION & ARBITRATION

8.1 Choice of Law

All matters arising out of this Agreement shall be determined and decided under the laws, regulations and rules of the United States of America in the State of Arizona.

8.2 Single Arbitrator

Any matter required or permitted to be referred to arbitration hereunder will be determined by a single arbitrator to be appointed by the parties hereto.

8.3 Prior Notice

Any party may refer any such matter to arbitration by written notice to the other party and, within ten (10) days after receipt of such notice, the parties will agree on the appointment of an arbitrator. No person will be appointed as an arbitrator hereunder unless such person agrees in writing to act.

8.4 No Agreement on the Arbitration

If the parties cannot agree on a single arbitrator as provided in Section 8.2, or if the person appointed is unwilling or unable to act, either party may submit the matter to arbitration before a single arbitrator in accordance with the laws governing arbitration within the State of Arizona, United States of America, more specifically, the rules and regulations of the American Arbitration Association.

8.5   Conduct of Arbitration

Except as specifically provided in this ARTICLE 8, an arbitration hereunder shall be conducted in accordance with the rules and regulations of the American Arbitration Association.

The arbitrator shall fix a time and place within the jurisdiction in which the Property is located for the purpose of hearing the evidence and representations of the parties and he shall preside over the arbitration and determine all questions of procedure not provided for under such Act or this ARTICLE 8.
After hearing any evidence and representations that the parties may submit, the arbitrator shall make an award and reduce the same to writing and deliver one copy thereof to each of the parties. The decision of the arbitrator will be made within forty-five (45) days after his appointment, subject to any reasonable delay due to unforeseen circumstances. The expense of the arbitration shall be paid as specified in the award.

The award of the single arbitrator shall be final and binding upon each of the parties.

ARTICLE 9 - DEFAULT AND TERMINATION

9.1   Default

If at any time during the term of the Agreement, Mercantile Gold fails to perform any obligation required to be performed hereunder or is in breach of a warranty given herein, the Capital Hill may terminate this Agreement, but only if:

(a)   Capital Hill shall have first given to Mercantile Gold a notice of default containing particulars of the obligation which Mercantile Gold has not performed, or the warranty breached; and,

(b)   Mercantile Gold has not, within thirty (30) days following delivery of such notice of default, cured such default or, if it is not reasonably possible to cure the default within such thirty (30) days, commenced proceedings to cure such default by appropriate payment or performance (Mercantile Gold hereby agreeing that should it so commence to cure any default it will prosecute the same to completion without undue delay).

Should Mercantile Gold fail to comply with the provisions of sub-Section (b) above, Capital Hill may thereafter terminate this Agreement, and the Capital Hill shall hold Mercantile Gold liable for any obligations remaining as a result of this Agreement pursuant to Section 3.10.

ARTICLE 10 - AREA OF INTEREST

10.1   Interest in Surrounding Lands

The parties hereto will have an interest in any property or minerals acquired by the other parties in the area of a radius of one (1) mile surrounding the external boundaries of the Property, and such properties will be deemed to form part of the Property and will be governed by the terms and conditions of this Agreement.

If such property or minerals are acquired by Capital Hill, then Mercantile Gold will be entitled to acquire the same for the out-of-pocket costs paid for such property or minerals and for no additional consideration.

The parties further agree and understand that the Area of Influence shall exclude all deeded lands in the southern part of Section 16 which are presently either owned by third parties and / or are involved in litigation unrelated to Capital Hill and Mercantile Gold, and furthermore, the parties agree to amend the location map in Exhibit A showing the outlines of the Area of Influence to reflect the exclusion of these disputed deeded lands.

ARTICLE 11 - GENERAL

11.1   Time of the Essence

Time shall be of the essence of this Agreement.

11.2   Further Acts

Subject to the other Sections of this Agreement, each party shall make reasonable efforts in good faith, at the request of any other party, and at the expense of the requesting party, to execute and deliver any further documents and do all acts and things as that party may reasonably require in order to carry out the true intent and meaning of this Agreement, including receipt of written approvals, if necessary, from Hernandez and Graham concerning the underlying Property agreements in Exhibits B, C and D.

11.3   No Partnership

Nothing in this Agreement or in the relationship of the parties hereto shall be construed as in any sense creating a partnership among the parties or as giving to any party any of the rights or subjecting any party to any of the creditors of the other parties.

11.4   Parties of Interest

This Agreement shall inure to the benefit of and be binding upon the parties and their respective personal representatives, administrators, heirs, successors and permitted assigns.

11.5   Governing Law

This Agreement shall be construed and governed exclusively by the regulations and rules of the United States of America in the Federal jurisdiction in which the Property is located, except where matters are expressed herein to be subject to arbitration, the laws of the United States of America applicable therein, and the Federal courts of the United States of America shall have exclusive jurisdiction to hear and determine all disputes arising hereunder.

Each of the parties hereto irrevocably attorneys to the jurisdiction of said courts and consents to the commencement of proceedings in such courts. This Section shall not be construed to affect the rights of a party to enforce a judgement or award outside the United States of America, including the right to record and enforce a judgement or award in any other jurisdiction or the jurisdiction in which the Property is situated.

11.6   Survival

Each party hereby agrees that all representations, warranties and other provisions contained in this Agreement shall forever survive the execution and delivery of this Agreement.

11.7   Severability

The invalidity or unenforceability of any provision in this Agreement shall not affect the validity or enforceability of any other provision or part of this Agreement, and the parties hereby undertake to re-negotiate in good faith any such invalid or unenforceable provision, with a view to concluding valid and enforceable arrangements as nearly as possible the same as those contained in this Agreement.

11.8   Entire Agreement

The provisions contained in this Agreement constitute the entire agreement between the parties with respect to the subject matter and supersede all prior communications, proposals, representations and agreements, whether oral or written, with respect to the subject matter of this Agreement.

11.9   Notices

All notices, demands and payments under this Agreement must be in writing and sent by certified mail, or may be delivered personally or by facsimile transmission to the addresses as first written above, or such other addresses as may from time to time be notified in writing by the parties followed by the mailing of such notice by certified mail.

11.10   Independent Legal Advice

The other parties to this Agreement acknowledge and agree that Mercantile Gold and its legal counsel have given them the opportunity to seek, and have recommended that such parties obtain, independent legal advice with respect to the subject matter of this Agreement and that Mercantile Gold's legal counsel is not protecting the other parties' interests and, further, each of the other parties hereby represent and warrant to Mercantile Gold and Mercantile Gold's legal counsel that such other party has sought independent legal advice or waives such advice.

11.11 Waiver

Failure by any party hereto to insist in any instance upon the strict performance of any one of the covenants contained herein shall not be construed as a waiver or relinquishment of such covenant. No waiver by any party hereto of any such covenant shall be deemed to have been made unless expressed in writing and signed by the waiving party.

11.12 Amendments

No term or provision hereof may be amended except by an instrument in writing signed by all of the parties to this Agreement.

11.13 Counterparts

This Agreement may be executed in several counterparts (including by fax), each of which when so executed shall be deemed to be an original and shall have the same force and effect as an original and such counterparts together shall constitute one and the same instrument.

IN WITNESS WHEREOF the corporate seals of the Capital Hill and Mercantile Gold have been hereunto affixed in the presence of its duly authorized officers in that behalf;

On Behalf Of Mercantile Gold Company

/s/ Stephen B. Doppler
Stephen B. Doppler
President

STATE OF COLORADO   )
) ss.
COUNTY OF _____   )

On this _____ day of March, 2005, personally appeared before me, a notary public, Stephen B. Doppler, who acknowledged that he had executed the above instrument.

_____
Notary Public in and for said state

(S E A L)

Agreed to and accepted by the undersigned in its entirety on this 3rd day of March, 2005:

Capital Hill Gold, Inc.

/s/ Kent Carasquero
Kent Carasquero
Director

	)	
	)	
	)	
_____	)	
	)	
SIGNED, AND DELIVERED by	)	
Kent Carasquero	)	
in the presence of:	)	
	)	
_____	)	_____
Name	)	Kent Carasquero
	)	Director
_____	)	Capital Hill Gold, Inc.
Address	)	
	)	
_____	)	
Occupation		

EXHIBIT A

To an Agreement dated the 3rd day of March, 2005 between
Mercantile Gold Company and Capital Hill Gold, Inc.

DESCRIPTION OF PROPERTY

The following unpatented lode mining claims are situated in Section 4, Township 19 South Range 25 East of the Turquoise Mining District, Cochise County, Arizona. The location certificates are of record in the Office of the Recorder of said County, and are filed with the office of the Bureau of Land Management in Tucson, Arizona:

Claim Name	BLM Serial No.	Location of Claim
Victor #1	AMC 244828	SW 1/4 of Section 4, Township 19 South, Range 25 East
Victor #2	AMC 244829	SW 1/4 of Section 4, Township 19 South, Range 25 East
Victor #3	AMC 244830	SW 1/4 of Section 4, Township 19 South, Range 25 East
Victor #4	AMC 244831	SW 1/4 of Section 4, Township 19 South, Range 25 East
Victor #5	AMC 285770	SW 1/4 of Section 4, Township 19 South, Range 25 East
Victor #6	AMC 285771	SW 1/4 of Section 4, Township 19 South, Range 25 East
Victor #7	AMC 285772	SW 1/4 of Section 4, Township 19 South, Range 25 East
Victor #8	AMC 285773	SW 1/4 of Section 4, Township 19 South, Range 25 East
Victor #9	AMC 285774	SW 1/4 of Section 4, Township 19 South, Range 25 East
Victor #10	AMC 285775	SW 1/4 of Section 4, Township 19 South, Range 25 East
Victor #11	AMC 285776	SW 1/4 of Section 4, Township 19 South, Range 25 East
Victor #12	AMC 285777	SW 1/4 of Section 4, Township 19 South, Range 25 East
Victor #13	AMC 285778	SW 1/4 of Section 4, Township 19 South, Range 25 East
Victor #14	AMC 285779	SW 1/4 of Section 4, Township 19 South, Range 25 East
Victor #15	AMC 286641	SW 1/4 of Section 4, Township 19 South, Range 25 East
Victor #16	AMC 286642	SW 1/4 of Section 4, Township 19 South, Range 25 East
Victor #17	AMC 286643	SW 1/4 of Section 4, Township 19 South, Range 25 East
Victor #18	AMC 286644	SW 1/4 of Section 4, Township 19 South, Range 25 East
Victor #19	AMC 286645	SW 1/4 of Section 4, Township 19 South, Range 25 East
Victor #20	AMC 286646	SW 1/4 of Section 4, Township 19 South, Range 25 East
Victor #21	AMC 286647	SW 1/4 of Section 4, Township 19 South, Range 25 East
Victor #22	AMC 286648	SW 1/4 of Section 4, Township 19 South, Range 25 East
Victor #23	AMC 286649	SW 1/4 of Section 4, Township 19 South, Range 25 East
Victor #24	AMC 286650	SW 1/4 of Section 4, Township 19 South, Range 25 East
Victor #25	AMC 286651	SW 1/4 of Section 4, Township 19 South, Range 25 East
Victor #26	AMC 286652	SW 1/4 of Section 4, Township 19 South, Range 25 East
Victor #27	AMC 286653	SW 1/4 of Section 4, Township 19 South, Range 25 East
Victor #28	AMC 286654	SW 1/4 of Section 4, Township 19 South, Range 25 East
Victor #29	AMC 286655	SW 1/4 of Section 4, Township 19 South, Range 25 East
Victor #30	AMC 286656	SW 1/4 of Section 4, Township 19 South, Range 25 East
Victor #31	AMC 286657	SW 1/4 of Section 4, Township 19 South, Range 25 East

Claim Name	BLM Serial No.	Location of Claim
Victor #32	AMC 286658	SW 1/4 of Section 4, Township 19 South, Range 25 East
Victor #33	AMC 286659	SW 1/4 of Section 4, Township 19 South, Range 25 East
Victor #34	AMC 286660	SW 1/4 of Section 4, Township 19 South, Range 25 East
Victor #35	AMC 286661	SW 1/4 of Section 4, Township 19 South, Range 25 East
Victor #36	AMC 286662	SW 1/4 of Section 4, Township 19 South, Range 25 East
Victor #37	AMC 286663	SW 1/4 of Section 4, Township 19 South, Range 25 East
Victor #38	AMC 286664	SW 1/4 of Section 4, Township 19 South, Range 25 East
Victor #39	AMC 286665	SW 1/4 of Section 4, Township 19 South, Range 25 East
Victor #40	AMC 286666	SW 1/4 of Section 4, Township 19 South, Range 25 East
Victor #41	AMC 295240	SW 1/4 of Section 4, Township 19 South, Range 25 East
Victor #42	AMC 295241	SW 1/4 of Section 4, Township 19 South, Range 25 East

The Victor #1 - #42 claims are owned by Mr. Manuel R. Hernandez, and are subject to a lease agreement dated December 17, 2002 with Norman A. Pearson. Mr. Pearson assigned his interests to Capital Hill Resources Ltd. (an Alberta corporation) on August 1, 2003. Capital Hill Resources' interests in the Victor #1 - #42 claims were acquired by Autec Associates Inc. (the predecessor public company to Capital Hill Gold, Inc.) on February 12, 2004.

The following Arizona state leases are situated in Sections 9 and 16, Township 19 South, Range 15 East of the Turquoise Mining District, Cochise County, Arizona. The location certificates are of record in the Office of the Recorder of said County, and are filed with the office of the Bureau of Land Management in Tucson, Arizona:

Claim Name	BLM Serial No.	Location of Claim
NE & NW Half of Section 9	08-107651	Sec 9 T19S R15E (480 acres) Sec 16 T19S R15E (482.66 acres)

The two claim blocks indicated above are owned by Mr. Manuel R. Hernandez, and are subject to a lease agreement dated February 28, 2003 with Norman A. Pearson. Mr. Pearson assigned his interests to Capital Hill Resources Ltd. (an Alberta corporation) on August 1, 2003. Capital Hill Resources' interests in these claims were acquired by Autec Associates Inc. (the predecessor public company to Capital Hill Gold, Inc.) on February 12, 2004.

Approximately 453 acres of surface rights covering the N 1/2 NE 1/4 of Section 4, Township 19 South Range 25 East are owned by Kay B. Graham and are subject to a lease agreement dated July 1, 2003 with Norman A. Pearson. Mr. Pearson assigned his interests to Capital Hill Resources Ltd. (an Alberta corporation) on August 1, 2003. Capital Hill Resources' interests in these claims were acquired by Autec Associates Inc. (the predecessor public company to Capital Hill Gold, Inc.) on February 12, 2004.

EXHIBIT B

To an Agreement dated the 3rd day of March, 2005 between
Mercantile Gold Company and Capital Hill Gold, Inc.

**MINERAL LEASE AGREEMENT DATED DECEMBER 17, 2002 BY AND BETWEEN
MANUEL R. HERNANDEZ & NORMAN A. PEARSON**

[to be inserted]

EXHIBIT C

To an Agreement dated the 3rd day of March, 2005 between
Mercantile Gold Company and Capital Hill Gold, Inc.

**MINERAL LEASE AGREEMENT DATED FEBRUARY 28, 2003 BY AND BETWEEN
MANUEL R. HERNANDEZ & NORMAN A. PEARSON**

[to be inserted]

EXHIBIT D

To an Agreement dated the 3rd day of March, 2005 between
Mercantile Gold Company and Capital Hill Gold, Inc.

**SURFACE RIGHTS MINERAL LEASE AGREEMENT DATED JULY 1, 2003 BY AND
BETWEEN KAY B. GRAHAM & NORMAN A. PEARSON**

[to be inserted]